September 10, 2008

Ms. Tamara Tangen
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: MedLink International, Inc. request for an extension on comments for File No. 001-31771

Dear Ms. Tangen,

I apologize for the delay in our response the comment letter. Due to vacations, forced office closings due to hurricanes and schedule conflicts our response has taken a little longer than originally anticipated. We are diligently working on the response and I intend to file a response no later than Friday of next week, September 19th.

I thank you in advance for your patience and understanding and should you have any questions or concerns please do no hesitate to contact me directly at (631) 342-8802 or jrose@medlinkus.com.

Best Regards,

/s/ James Rose
James Rose
Chief Financial Officer